UNI
SECURITIES AND
Washing



07001008

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SEC FILE NUMBER
8- 129

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 11/26/05 (MM/DD/YY) AND ENDING 11/24/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Goldman, Sachs & Co.

OFFICIAL USE ONLY
13-5108880
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

85 Broad Street
(No. and Street)

New York (City) New York (State) 10004 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ralph Silva (212) 357-8710
(Area Code -Telephone No.)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JAN 23 2007
BRANCH OF REGISTRATIONS AND EXAMINATIONS
03

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name - if individual, state last, first, middle name)

300 Madison Avenue (Address) New York (City) New York (State) 10017 (Zip Code)

PROCESSED
FEB 01 2007
THOMSON
FINANCIAL

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

1/31/07

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See secti

Persons who to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

SEC 1410 (7-00)

OATH OR AFFIRMATION

January 19, 2007

State of New York
ss:
County of New York

We, the undersigned, Managing Directors of Goldman, Sachs & Co., affirm that, to the best of our knowledge and belief, the accompanying consolidated financial statements and supplemental schedules pertaining to the firm of Goldman, Sachs & Co. as of November 24, 2006, are true and correct. We further affirm that, as of November 24, 2006, neither the partnership nor any Executive Officer (defined for purposes of this oath as members of the Board of Directors, members of the Management Committee, executive officers, and Chief Accounting Officer) had any proprietary interest in any account classified solely as that of a customer except as follows:

> Receivables from and payables to customers and counterparties includes $27,792,155 and $7,911,757, respectively, receivable from and payable to Executive Officers. Additionally, the account balances of certain affiliates are included in receivables from customers and counterparties or payables to customers and counterparties for purposes of financial presentation.

In addition, pursuant to New York Stock Exchange Rule 418, we affirm that the attached consolidated financial statements and supplemental schedules as of November 24, 2006, have been or will be made available to Executive Officers of the firm.

David A. Viniar
Managing Director

Sarah Smith
Managing Director

Subscribed and sworn before me;

This 19th day of January 2006

SUSAN KOENIGSBERG
Notary Public, State of New York
No. 01KO5039814
Qualified in Queens County
Commission Expires Feb. 27, 2007

LETTER OF ATTESTATION

January 19, 2007

I, the undersigned, hereby certify that, to the best of my knowledge and belief, the accompanying Financial Report for the month/quarter/year (circle as appropriate) ending November 24, 2006, submitted pursuant to the requirements of the Chicago Board of Trade, presents fairly and accurately in all material respects the financial condition of:

Goldman, Sachs & Co. (Name of Firm)

I further certify that a copy of the accompanying Financial Report has been made available to: (a) each member of the Chicago Board of Trade whose membership is registered for the firm; (b) each individual designated by the firm in accordance with CBOT Regulation 230.03(a); and (c) each general partner in the case of the partnership.

(Signature)

David A. Viniar, Managing Director (Type Name and Title)

NOTE: This Letter of Attestation must be signed by the Chief Financial Officer, or the person who has these responsibilities. If a partnership, the signatory must also be a general partner.

The firm submitting this Form and its attachments and the person whose signature appears above represent that, to the best of their knowledge, all information contained therein is true, correct and complete. It is understood that all required items, statements and schedules are integral parts of this Form and that the submission of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted. It is further understood that any intentional misstatements or omissions of facts constitute a felony under the Commodity Exchange Act (Sec 7 U.S.C. § 13) as well as a violation of Exchange Rules and Regulations.

notary

SUSAN KOENIGSBERG
Notary Public, State of New York
No. 01KO5038814
Qualified in Queens County
Commission Expires Feb. 27, 2007



GOLDMAN, SACHS & CO. AND SUBSIDIARIES

Consolidated Statement
of
Financial Condition
As of November 24, 2006



PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Partners of
Goldman, Sachs & Co.

In our opinion, the accompanying consolidated statement of financial condition present fairly, in all material respects, the financial position of Goldman, Sachs & Co. and its subsidiaries (the "Firm") at November 24, 2006 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Firm's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

January 19, 2007

GOLDMAN, SACHS & CO. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

As of November 24, 2006
(in thousands)

Assets

Cash and cash equivalents	$ 2,008,168
Cash and securities segregated for regulatory and other purposes	53,236,610
Receivables from brokers, dealers and clearing organizations	9,551,828
Receivables from customers and counterparties	16,139,054
Collateralized agreements:	
Securities borrowed	258,713,276
Financial instruments purchased under agreements to resell	56,426,680
Financial instruments owned, at fair value	81,915,286
Financial instruments owned and pledged as collateral, at fair value	23,985,284
Total financial instruments owned, at fair value	105,900,570
Other assets	7,274,550
Total assets	$ 509,250,736

Liabilities and Partners' Capital

Unsecured short-term borrowings, including the current portion of unsecured long-term borrowings	$ 9,112,943
Payables to brokers, dealers and clearing organizations	13,151,663
Payables to customers and counterparties	108,235,249
Collateralized financings:	
Securities loaned	137,525,636
Financial instruments sold under agreements to repurchase	115,223,480
Other secured financings	39,652,563
Financial instruments sold, but not yet purchased, at fair value	58,788,670
Other liabilities and accrued expenses	9,008,488
Unsecured long-term borrowings	1,366,357
	492,065,049
Commitments, contingencies and guarantees	
Subordinated borrowings	12,500,000
Partners' capital	
Partners' capital	4,705,058
Accumulated other comprehensive income	(19,371)
Total partners' capital	4,685,687
Total liabilities and partners' capital	$ 509,250,736

The accompanying notes are an integral part of this consolidated statement of financial condition.

Note 1. Description of Business

Goldman, Sachs & Co. (GS&Co.), a limited partnership registered as a U.S. broker-dealer and futures commission merchant, together with its consolidated subsidiaries (collectively, the firm), is a subsidiary of The Goldman Sachs Group, Inc. (Group Inc.), a Delaware corporation. The firm is a leading investment banking, securities and investment management firm that provides a wide range of services worldwide to a substantial and diversified client base that includes corporations, financial institutions, governments and high-net-worth individuals.

The firm's activities are as follows:

- **Investment Banking.** The firm provides a broad range of investment banking services to a diverse group of corporations, financial institutions, investment funds, governments and individuals.

- **Trading and Principal Investments.** The firm facilitates client transactions with a diverse group of corporations, financial institutions, investment funds, governments and individuals and takes proprietary positions through market making in, trading of and investing in fixed income and equity products, currencies and derivatives on these products. In connection with the firm's merchant banking and other investing activities, the firm makes principal investments.

- **Asset Management and Securities Services.** The firm provides investment advisory and financial planning services and offers investment products (primarily through separate accounts and funds) across all major asset classes to a diverse group of institutions and individuals worldwide and provides prime brokerage services, financing services and securities lending services to institutional clients, including hedge funds, mutual funds, pension funds and foundations, and to high-net-worth individuals worldwide.

Note 2. Significant Accounting Policies

Basis of Presentation

This consolidated statement of financial condition includes the accounts of GS&Co. and all other entities in which the firm has a controlling financial interest. All material intercompany transactions and balances have been eliminated.

The firm determines whether it has a controlling financial interest in an entity by first evaluating whether the entity is a voting interest entity, a variable interest entity (VIE) or a qualifying special-purpose entity (QSPE) under generally accepted accounting principles.

- **Voting Interest Entities**. Voting interest entities are entities in which (i) the total equity investment at risk is sufficient to enable the entity to finance its activities independently and (ii) the equity holders have the obligation to absorb losses, the right to receive residual returns and the right to make decisions about the entity's activities. Voting interest entities are consolidated in accordance with Accounting Research Bulletin (ARB) No. 51, "Consolidated Financial Statements," as amended. ARB No. 51 states that the usual condition for a controlling financial interest in an entity is ownership of a majority voting interest. Accordingly, the firm consolidates voting interest entities in which it has a majority voting interest.

(in thousands)

- **Variable Interest Entities.** VIEs are entities that lack one or more of the characteristics of a voting interest entity. A controlling financial interest in a VIE is present when an enterprise has a variable interest, or a combination of variable interests, that will absorb a majority of the VIE's expected losses, receive a majority of the VIE's expected residual returns, or both. The enterprise with a controlling financial interest, known as the primary beneficiary, consolidates the VIE. In accordance with Financial Accounting Standards Board (FASB) Interpretation (FIN) No. 46-R, "Consolidation of Variable Interest Entities," the firm consolidates VIEs of which it is the primary beneficiary.

  The firm determines whether it is the primary beneficiary of a VIE by first performing a qualitative analysis of the VIE that includes a review of, among other factors, its capital structure, contractual terms, which interests create or absorb variability, related party relationships and the design of the VIE. Where qualitative analysis is not conclusive, the firm performs a quantitative analysis. For purposes of allocating a VIE's expected losses and expected residual returns to its variable interest holders, the firm utilizes the "top down" method. Under that method, the firm calculates its share of the VIE's expected losses and expected residual returns using the specific cash flows that would be allocated to it, based on contractual arrangements and/or the firm's position in the capital structure of the VIE, under various probability-weighted scenarios.

- **QSPEs.** QSPEs are passive entities that are commonly used in mortgage and other securitization transactions. Statement of Financial Accounting Standards (SFAS) No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," sets forth the criteria an entity must satisfy to be a QSPE. These criteria include the types of assets a QSPE may hold, limits on asset sales, the use of derivatives and financial guarantees, and the level of discretion a servicer may exercise in attempting to collect receivables. These criteria may require management to make judgments about complex matters, including whether a derivative is considered passive and the degree of discretion a servicer may exercise. In accordance with SFAS No. 140 and FIN No. 46-R, the firm does not consolidate QSPEs.

- **Equity-Method Investments.** When the firm does not have a controlling financial interest in an entity but exerts significant influence over the entity's operating and financial policies (generally defined as owning a voting interest of 20% to 50%) and has an investment in common stock or in-substance common stock, the firm accounts for its investment in accordance with the equity method of accounting prescribed by Accounting Principles Board (APB) Opinion No. 18, "The Equity Method of Accounting for Investments in Common Stock."

- **Other.** If the firm does not consolidate an entity or apply the equity method of accounting, the firm accounts for its investment at fair value.

Unless otherwise stated herein, all references to November 2006 refer to the firm's fiscal year ended, or the date, as the context requires, November 24, 2006.

Use of Estimates

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles that require management to make certain estimates and assumptions. The most important of these estimates and assumptions relate to fair value measurements and the provision for potential losses that may arise from litigation and regulatory proceedings and tax audits. Although these and other estimates and assumptions are based on the best available information, actual results could be materially different from these estimates.

Financial Instruments. "Total financial instruments owned, at fair value" and "Financial instruments sold, but not yet purchased, at fair value" are reflected in the consolidated statement of financial condition on a trade-date basis and consist of financial instruments carried at fair value or amounts that approximate fair value. The fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.

In determining fair value, the firm separates its financial instruments into two categories - cash (i.e., non-derivative) trading instruments and derivative contracts.

- **Cash Trading Instruments.** Fair values of the firm's cash trading instruments are generally obtained from quoted market prices in active markets, broker or dealer price quotations, or alternative pricing sources with reasonable levels of price transparency. The types of instruments valued in this manner include U.S. government and agency securities, other sovereign government obligations, liquid mortgage products, investment-grade and high-yield corporate bonds, listed equities, money market securities and state, municipal and provincial obligations.

  Certain cash trading instruments trade infrequently and have little or no price transparency. Such instruments include distressed debt. The firm values these instruments initially at cost and generally does not adjust valuations unless there is substantive evidence supporting a change in the value of the underlying instrument or valuation assumptions (such as similar market transactions, changes in financial ratios or changes in the credit ratings of the underlying companies). Where there is evidence supporting a change in the value, the firm uses valuation methodologies such as the present value of known or estimated cash flows.

  Cash trading instruments owned by the firm (long positions) are marked to bid prices, and instruments sold but not yet purchased (short positions) are marked to offer prices. In certain circumstances, such as for positions that are illiquid or have transfer restrictions, the fair value reflects liquidity valuation adjustments based on market evidence or predetermined policies. For certain highly illiquid positions, management's estimates are used to determine these adjustments.

- **Derivative Contracts.** Fair values of the firm's derivative contracts consist of exchange-traded and over-the-counter (OTC) derivatives and are reflected net of cash that the firm has paid and received (for example, option premiums or cash paid or received pursuant to credit support agreements). Fair values of the firm's exchange-traded derivatives are generally determined from quoted market prices. OTC derivatives are valued using valuation models. The firm uses a variety of valuation models including the present value of known or estimated cash flows and option-pricing models. The valuation models used to derive the fair values of the firm's OTC derivatives require inputs including contractual terms, market prices, yield curves, credit curves, measures of volatility, prepayment rates and correlations of such inputs. The selection of a model to value an OTC derivative depends upon the contractual terms of, and specific risks inherent in, the instrument as well as the availability of pricing information in the market. The firm generally uses similar models to value similar instruments. Where possible, the firm verifies the values produced by its pricing models to market transactions. For OTC derivatives that trade in liquid markets, such as generic forwards, swaps and options, model selection does not involve significant judgment because market prices are readily available. For OTC derivatives that trade in less liquid markets, model selection requires more judgment because such instruments tend to be more complex and pricing information is less available in these markets. Price transparency is inherently more limited for more complex structures because they often combine one or more product types, requiring additional inputs such as correlations and volatilities. As markets

continue to develop and more pricing information becomes available, the firm continues to review and refine the models it uses.

At the inception of an OTC derivative contract (day one), the firm values the contract at the model value if the firm can verify all of the significant model inputs to observable market data and verify the model to market transactions. When appropriate, valuations are adjusted to reflect various factors such as liquidity, bid/offer spreads and credit considerations. These adjustments are generally based on market evidence or predetermined policies. In certain circumstances, such as for highly illiquid positions, management's estimates are used to determine these adjustments.

Following day one, the firm adjusts the inputs to its valuation models only to the extent that changes in these inputs can be verified by similar market transactions, third-party pricing services and/or broker quotes, or can be derived from other substantive evidence such as empirical market data. In circumstances where the firm cannot verify the model to market transactions, it is possible that a different valuation model could produce a materially different estimate of fair value.

- **Principal Investments.** The firm's private principal investments, by their nature, have little or no price transparency. Such investments are initially carried at cost as an approximation of fair value. Adjustments to carrying value are made if there are third-party transactions evidencing a change in value. Downward adjustments are also made, in the absence of third-party transactions, if it is determined that the expected realizable value of the investment is less than the carrying value. In reaching that determination, many factors are considered including, but not limited to, the operating cash flows and financial performance of the companies or properties relative to budgets or projections, trends within sectors and/or regions, underlying business models, expected exit timing and strategy, and any specific rights or terms associated with the investment, such as conversion features and liquidation preferences.

Transfers of Financial Assets. In general, transfers of financial assets are accounted for as sales under SFAS No. 140 when the firm has relinquished control over the transferred assets.

Collateralized Agreements and Financings. Collateralized agreements consist of resale agreements and securities borrowed. Collateralized financings consist of repurchase agreements, securities loaned and other secured financings.

- **Resale and Repurchase Agreements.** Financial instruments purchased under agreements to resell and financial instruments sold under agreements to repurchase, principally U.S. government, federal agency and investment-grade sovereign obligations, represent short-term collateralized financing transactions and are carried in the consolidated statement of financial condition at their contractual amounts plus accrued interest. These amounts are presented on a net-by-counterparty basis when the requirements of FIN No. 41, "Offsetting of Amounts Related to Certain Repurchase and Reverse Repurchase Agreements," or FIN No. 39, "Offsetting of Amounts Related to Certain Contracts," are satisfied. The firm receives financial instruments purchased under agreements to resell, makes delivery of financial instruments sold under agreements to repurchase, monitors the market value of these financial instruments on a daily basis and delivers or obtains additional collateral as appropriate.

- **Securities Borrowed and Loaned.** Securities borrowed and loaned are recorded based on the amount of cash collateral advanced or received. These transactions are generally collateralized by cash, securities or letters of credit. The firm receives securities borrowed, makes delivery of securities

loaned, monitors the market value of securities borrowed and loaned, and delivers or obtains additional collateral as appropriate.

- **Other Secured Financings.** In addition to repurchase agreements and securities loaned, the firm funds assets through the use of other secured financing arrangements and pledges financial instruments and other assets as collateral in these transactions. The firm records these financings based on the amount of cash received. See Note 3 for further information regarding these arrangements.

Property, Leasehold Improvements and Equipment

Property, leasehold improvements and equipment, net of accumulated depreciation and amortization, are included in "Other assets" in the consolidated statement of financial condition.

Property and equipment placed in service prior to December 1, 2001 are depreciated under the accelerated cost recovery method. Property and equipment placed in service on or after December 1, 2001 are depreciated on a straight-line basis over the useful life of the asset. Leasehold improvements for which the useful life of the improvement is shorter than the term of the lease are amortized under the accelerated cost recovery method if placed in service prior to December 1, 2001. All other leasehold improvements are amortized on a straight-line basis over the useful life of the improvement or the term of the lease, whichever is shorter. Certain costs of software developed or obtained for internal use are capitalized and amortized on a straight-line basis over the useful life of the software.

Property, leasehold improvements and equipment are tested for potential impairment whenever events or changes in circumstances suggest that an asset's or asset group's carrying value may not be fully recoverable in accordance with SFAS No. 144. An impairment loss, calculated as the difference between the estimated fair value and the carrying value of an asset or asset group, is recognized if the sum of the expected undiscounted cash flows relating to the asset or asset group is less than the corresponding carrying value.

The firm's operating leases include space held in excess of current requirements. In accordance with SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities," the firm records a liability, based on the remaining lease rentals reduced by any potential or existing sublease rentals, for leases where the firm has ceased using the space and management has concluded that the firm will not derive any future economic benefits. Costs to terminate a lease before the end of its term are recognized and measured at fair value upon termination.

Foreign Currency Translation

Assets and liabilities denominated in non-U.S. currencies are translated at rates of exchange prevailing on the date of the consolidated statement of financial condition.

Income Taxes

Deferred tax assets and liabilities are recognized for temporary differences between the financial reporting and tax bases of the firm's assets and liabilities. Valuation allowances are established to reduce deferred tax assets to the amount that more likely than not will be realized. The firm's tax assets and liabilities are presented as a component of "Other assets" and "Other liabilities and accrued expenses," respectively, in the consolidated statement of financial condition. Tax provisions are computed in accordance with SFAS No. 109,

"Accounting for Income Taxes." Contingent liabilities related to income taxes are recorded when the criteria for loss recognition under SFAS No. 5, "Accounting for Contingencies," as amended, have been met.

Transactions with Related Parties

The firm enters into transactions with Group Inc. and affiliates in the normal course of business as part of its trading, financing and general operations. Amounts outstanding to/from such affiliates are reflected in the consolidated statement of financial condition as set forth below (in millions):

Assets	
Receivables from brokers, dealers and clearing organizations	$ 5,428
Receivables from customers and counterparties	459
Securities borrowed	61,909
Financial instruments purchased under agreements to resell	12,526
Financial instruments owned, at fair value	4,756
Other assets	3,286
Liabilities	
Unsecured short-term borrowings, including the current portion of unsecured long-term borrowings	$8,904
Payables to brokers, dealers and clearing organizations	9,913
Payables to customers and counterparties	8,363
Securities loaned	135,076
Financial instruments sold under agreements to repurchase	36,100
Financial instruments sold, but not yet purchased, at fair value	3,072
Unsecured long-term borrowings	1,319
Other secured financings	35,317
Subordinated borrowings	12,500

The firm, from time to time, makes markets in debt issued by Group Inc. and certain affiliates. Included in "Total financial instruments owned, at fair value" are $1.8 billion of such issuances.

Cash and Cash Equivalents

The firm defines cash equivalents as highly liquid overnight deposits held in the ordinary course of business.

Recent Accounting Developments

SFAS No. 157. In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements." SFAS No. 157 clarifies that fair value is an exit price, representing the amount that would be exchanged to sell an asset or transfer a liability in an orderly transaction between market participants. SFAS No. 157 nullifies the consensus reached in EITF Issue No. 02-3 prohibiting the recognition of day one gain or loss on derivative contracts (and hybrid instruments measured at fair value under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as modified by SFAS No. 155) where the firm cannot verify all of the significant model inputs to observable market data and verify the model to market transactions. However, SFAS No. 157 requires that a fair value measurement technique include an adjustment for risks inherent in a particular valuation technique (such as a pricing model) and/or the risks inherent in the inputs to the model, if market participants would also include such an adjustment. In addition, SFAS No. 157 prohibits the recognition of "block discounts" for large holdings of unrestricted financial instruments where quoted prices are readily and regularly available in an active market. The provisions of SFAS No. 157 are to be applied prospectively, except for changes in fair value measurements that result from the initial application of SFAS

No. 157 to existing derivative financial instruments measured under EITF Issue No. 02-3, existing hybrid instruments measured at fair value and block discounts, which are to be recorded as an adjustment to opening retained earnings in the year of adoption.

The firm intends to adopt SFAS No. 157 in the first quarter of 2007. To determine the transition adjustment to opening retained earnings, the firm will perform an analysis of existing derivative instruments measured under EITF Issue 02-3, hybrid financial instruments and block discounts. To determine the prospective transition adjustment that will be recorded in net revenues in the first quarter of 2007, the firm will perform an analysis of all other positions. With respect to principal investments, the prospective transition adjustment may include positive changes to investment valuations based on available market evidence even if there have been no third-party transactions in the capital structure of the underlying investee. The firm does not expect that the transition adjustment to opening retained earnings will have a material effect on its financial condition, results of operations or cash flows. The firm is currently evaluating the impact of the prospective adjustment on its financial condition, results of operations and cash flows.

Note 3. Financial Instruments

Fair Value of Financial Instruments

The following table sets forth the firm's financial instruments owned, at fair value, including those pledged as collateral, and financial instruments sold, but not yet purchased, at fair value (in millions):

	As of November 2006	
	Assets	Liabilities
Commercial paper, certificates of deposit, time deposits and other money market instruments	$ 6,125	$ -
U.S. government, federal agency and sovereign obligations	39,849	33,748
Corporate and other debt obligations		
Mortgage whole loans and collateralized debt obligations	11,229	170
Investment-grade corporate bonds	9,080	2,720
High-yield securities	4,312	1,455
Preferred stock	950	67
Other	780	74
	26,351	4,486
Equities and convertible debentures	21,999	11,520
State, municipal and provincial obligations	3,293	5
Derivative contracts	8,131	9,030
Other	153	-
Total	$105,901	$ 58,789

Credit Concentrations

Credit concentrations may arise from trading, underwriting and securities borrowing activities and may be impacted by changes in economic, industry or political factors. The firm seeks to mitigate credit risk by actively monitoring exposures and obtaining collateral as deemed appropriate. While the firm's activities

expose it to many different industries and counterparties, the firm routinely executes a high volume of transactions with counterparties in the financial services industry, including brokers and dealers, commercial banks, investment funds and other institutional clients, resulting in significant credit concentration with respect to this industry. In the ordinary course of business, the firm may also be subject to a concentration of credit risk to a particular counterparty, borrower or issuer.

As of November 2006, the firm held U.S. government and federal agency obligations that represented 9% of the firm's total assets. In addition, most of the firm's financial instruments purchased under agreements to resell are collateralized by U.S. government, federal agency and other sovereign obligations. As of November 2006, the firm did not have credit exposure to any other counterparty that exceeded 5% of the firm's total assets.

Derivative Activities

Derivative contracts are instruments, such as futures, forwards, swaps or option contracts that derive their value from underlying assets, indices, reference rates or a combination of these factors. Derivative instruments may be privately negotiated contracts, which are often referred to as OTC derivatives, or they may be listed and traded on an exchange. Derivatives may involve future commitments to purchase or sell financial instruments, or to exchange currency or interest payment streams. The amounts exchanged are based on the specific terms of the contract with reference to specified rates, securities, currencies or indices.

Certain cash instruments, such as mortgage-backed securities, interest-only and principal-only obligations, and indexed debt instruments, are not considered derivatives even though their values or contractually required cash flows are derived from the price of some other security or index.

The firm enters into derivative transactions to facilitate client transactions, to take proprietary positions and as a means of risk management. Risk exposures are managed through diversification, by controlling position sizes and by entering into offsetting positions. For example, the firm may manage the risk related to a portfolio of common stock by entering into an offsetting position in a related equity-index futures contract.

The firm applies hedge accounting under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," to certain derivative contracts. The firm uses these derivatives to manage certain interest rate and currency exposures, including the firm's net investment in non-U.S. operations. The firm designates certain interest rate swap contracts as fair value hedges

Fair values of the firm's derivative contracts are reflected net of cash paid or received pursuant to credit support agreements and are reported on a net-by-counterparty basis in the firm's consolidated statement of financial condition when management believes a legal right of setoff exists under an enforceable netting agreement. The fair value of derivative financial instruments, computed in accordance with the firm's netting policy, is set forth below (in millions):

	As of November 2006	
	Assets	Liabilities
Forward settlement contracts	$ 3,220	$ 3,170
Swap agreements	721	1,436
Option contracts	4,190	4,424
Total	$ 8,131	$ 9,030

Securitization Activities

The firm securitizes residential mortgages and other types of financial assets. The firm acts as underwriter of the beneficial interests that are sold to investors. The firm derecognizes financial assets transferred in securitizations provided it has relinquished control over such assets. Transferred assets are accounted for at fair value prior to securitization.

The firm also acts as underwriter when other subsidiaries of Group Inc. securitize financial assets, and it may retain interests in these securitized financial assets. Net revenues related to these underwriting activities are recognized in connection with the sales of the underlying beneficial interests to investors. Retained interests are accounted for at fair value and are included in "Total financial instruments owned, at fair value" in the consolidated statement of financial condition.

During the year ended November 2006, the firm securitized $11.0 billion of residential mortgage-backed securities. As of November 2006, the firm held $1.5 billion of retained interests in QSPEs.

The following table sets forth the weighted average key economic assumptions used in measuring the fair value of the firm's retained interests and the sensitivity of those fair values to immediate adverse changes of 10% and 20% in those assumptions (in millions):

	As of November 2006
	Retained Interests
	Mortgage-Backed
Fair value of retained interests	$ 1,512
Weighted average life (years)	7.4
Constant prepayment rate	15.6%
Impact of 10% adverse change	$ (62)
Impact of 20% adverse change	$ (107)
Anticipated credit losses [1]	2.1%
Impact of 10% adverse change [2]	$ (41)
Impact of 20% adverse change [2]	$ (78)
Discount rate	8.3%
Impact of 10% adverse change	$ (58)
Impact of 20% adverse change	$ (112)

[1] Anticipated credit losses are computed only on positions in which expected credit loss is a key assumption in the determination of fair values.

[2] The impacts of adverse change take into account credit mitigants incorporated in the retained interests, including over-collateralization and subordination provisions.

The preceding table does not give effect to the offsetting benefit of other financial instruments that are held to mitigate risks inherent in these retained interests. Changes in fair value based on an adverse variation in assumptions generally cannot be extrapolated because the relationship of the change in assumptions to the change in fair value is not usually linear. In addition, the impact of a change in a particular assumption is calculated independently of changes in any other assumption. In practice, simultaneous changes in assumptions might magnify or counteract the sensitivities disclosed above.

In addition to the retained interests described above, the firm also held interests in residential mortgage QSPEs purchased in connection with secondary market-making activities. These purchased interests approximated $9.6 billion as of November 2006.

Variable Interest Entities (VIEs)

The firm, in the ordinary course of its business, retains interests in VIEs in connection with its securitization activities. The firm also purchases and sells variable interests in VIEs, which primarily issue mortgage-backed and other asset-backed securities and collateralized debt obligations (CDOs), in connection with its market-making activities and makes investments in and loans to VIEs that hold performing and non-performing debt, equity, real estate and other assets. In addition, the firm utilizes VIEs to provide investors with credit-linked notes and asset-repackaged notes designed to meet their objectives.

VIEs generally purchase assets by issuing debt and equity instruments. In certain instances, the firm provides guarantees to VIEs or holders of variable interests in VIEs. In such cases, the maximum exposure to loss included in the tables set forth below is the notional amount of such guarantees. Such amounts do not represent anticipated losses in connection with these guarantees.

The firm's variable interests in VIEs include senior and subordinated debt; limited and general partnership interests; preferred and common stock; interest rate, foreign currency, equity and credit derivatives; guarantees; and residual interests in mortgage-backed and asset-backed securitization vehicles and CDOs. The firm's exposure to the obligations of VIEs is generally limited to its interests in these entities.

The following sets forth total assets in nonconsolidated VIEs in which the firm holds significant variable interests and the firm's maximum exposure to loss associated with these interests (in millions). The firm has aggregated nonconsolidated VIEs based on principal business activity, as reflected in the first column. The nature of the firm's variable interests can take different forms, as described in the columns under maximum exposure to loss.

	As of November 2006					
		Maximum Exposure to Loss in Nonconsolidated VIEs				
	VIE Assets	Purchased and Retained Interests	Commitments and Guarantees	Derivatives	Loans and Investments	Total
Collateralized debt obligations	$ 18,546	$ 177	$ –	$ –	$ –	$ 177
Real estate, credit-related and other investing [(1)]	1,132	–	–	–	230	230
Municipal bond securitizations	1,182	–	1,182	–	–	1,182
Mortgage-backed and other asset-backed	7,161	403	–	66	–	469
Total	$ 28,021	$ 580	$ 1,182	$ 66	$ 230	$ 2,058

(1) The firm obtains interests in these VIEs in connection with making proprietary investments in real estate, distressed loans and other types of debt, mezzanine instruments and equities. The transactions included in the above table do not expose the firm to a majority of the VIE's expected losses or expected residual returns and, consequently, the firm is not the primary beneficiary of the VIE. In certain cases, the firm is the primary beneficiary in these types of transactions (see table of consolidated VIEs below).

The following table sets forth the firm's total assets in consolidated VIEs in which the firm holds significant variable interests and the firm's maximum exposure to loss associated with these interests (in millions):

	As of November 2006	
	VIE Assets	Maximum Exposure to Loss
Real estate, credit-related, and other investing	$ 558	$ 105
Municipal bond securitizations	2,715	2,715
Mortgage-backed and other asset-backed	1,537	20
Foreign exchange and commodities	168	62
Total	$ 4,978	$ 2,902

Collateralized Transactions

The firm receives financial instruments as collateral, primarily in connection with resale agreements, securities borrowed, derivative transactions and customer margin loans. Such financial instruments may include obligations of the U.S. government, federal agencies, sovereigns and corporations, as well as equities and convertibles.

In many cases, the firm is permitted to deliver or repledge these financial instruments in connection with entering into repurchase agreements, securities lending agreements, and other secured financings, collateralizing derivative transactions and meeting firm or customer settlement requirements. As of November 2006, the fair value of financial instruments received as collateral by the firm that it was permitted to deliver or repledge was $454.1 billion, of which the firm delivered or repledged $411.2 billion.

The firm also pledges assets that it owns to counterparties who may or may not have the right to deliver or repledge them. Financial Instruments owned and pledged to counterparties that have the right to deliver or repledge are reported as "Financial instruments owned and pledged as collateral, at fair value" in the consolidated statement of financial condition and were $24.0 billion as of November 2006. Financial instruments owned and pledged in connection with repurchase agreements, securities lending agreements and other secured financings to counterparties that did not have the right to sell or repledge are included in "Financial instruments owned, at fair value" in the consolidated statement of financial condition and were $54.0 billion as of November 2006.

In addition to repurchase agreements and securities lending agreements, the firm also pledges securities and other assets it owns to counterparties that do not have the right to sell or repledge, in order to collateralize secured long-term borrowings. Other secured financings include arrangements that are nonrecourse, that is, only the subsidiary that executed the arrangement or a subsidiary guaranteeing the arrangement is obligated to repay the financing. In connection with these transactions, the firm pledged assets of $74.8 million as of November 2006.

In addition to repurchase agreements and securities lending agreements, the firm obtains secured funding through the use of other arrangements. Other secured financings include arrangements that are nonrecourse, that is, only the subsidiary that executed the arrangement or a subsidiary guaranteeing the arrangement is obligated to repay the financing. "Other secured financings" primarily consist of liabilities related to the firm's short-term borrowings with Group Inc.

Other secured financings are set forth in the table below (in millions):

	As of November 2006
Other secured financings (short-term)[1][2]	$ 37,838
Other secured financings (long-term):	
2008	115
2009	55
2010	5
2011	122
2012-thereafter	1,518
Total other secured financings (long-term)	1,815
Total other secured financings[3][4]	$ 39,653

(1) The weighted average interest rates was 6.97% as of November 2006.
(2) Includes other secured financings maturing within one year of the financial statement date and other secured financings that are redeemable within one year of the financial statement date at the option of the holder.
(3) Includes $297 million of nonrecourse financings as of November 2006.
(4) As of November 2006, these financings were collateralized primarily by financial instruments.

Note 4. Unsecured Short-Term Borrowings

The firm obtains unsecured short-term borrowings primarily through the issuance of promissory notes. As of November 2006, these borrowings were $9.1 billion. Such amounts include accrued interest on unsecured long-term borrowings payable within one year of the financial statement date. The carrying value of these short-term obligations approximates fair value due to their short-term nature.

Note 5. Unsecured Long-Term Borrowings

The firm obtains unsecured long-term borrowings primarily from Group Inc. and other affiliates. As of November 2006, unsecured long-term borrowings were $1.4 billion, of which $1.1 billion were from Group Inc. and mature in years 2010 and 2011. Other amounts include borrowings from consolidated foreign subsidiaries and have various maturity dates. As of November 2006, these long-term obligations bear a weighted average interest rate of LIBOR plus .75% per annum and their carrying values approximate fair value.

Note 6. Subordinated Borrowings

As of November 2006, the firm borrowed $3.0 billion from Group Inc. under two subordinated loan agreements which mature on September 30, 2008. In addition, the firm has a $12.5 billion revolving subordinated loan agreement with Group Inc., which also matures on September 30, 2008. As of November 2006, $9.5 billion was drawn down under this agreement.

Amounts borrowed under these subordinated loan agreements bear interest at a rate of LIBOR plus .75% per annum. The carrying value of these borrowings approximates fair value.

Note 7. Commitments, Contingencies and Guarantees

Commitments

Forward Starting Collateralized Agreements and Financings. The firm had forward starting resale agreements and securities borrowing agreements of $4.6 billion as of November 2006. The firm had forward starting repurchase agreements and securities lending agreements of $1.0 billion as of November 2006.

Letters of Credit. The firm provides letters of credit issued by various banks to counterparties in lieu of securities or cash to satisfy various collateral and margin deposit requirements. Letters of credit outstanding were $3.3 billion as of November 2006.

Underwriting Commitments. As of November 2006, the firm had commitments to purchase $725.5 million of securities in connection with its underwriting activities.

Leases. The firm has contractual obligations under long-term noncancelable lease agreements, principally for office space, expiring on various dates through fiscal 2011. Certain agreements are subject to periodic escalation provisions for increases in real estate taxes and other charges. Future minimum rental payments, net of minimum sublease rentals, and rent charged to operating expense for 2006 are set forth below (in millions):

Minimum Rental Payments

2007	$ 51
2008	35
2009	14
2010	9
2011	1
Total	$ 110

Contingencies

The firm is involved in a number of judicial, regulatory and arbitration proceedings concerning matters arising in connection with the conduct of its businesses. Management believes, based on currently available information, that the results of such proceedings, in the aggregate, will not have a material adverse effect on the firm's financial condition, but may be material to the firm's operating results for any particular period, depending, in part, upon the operating results for such period. Given the inherent difficulty of predicting the outcome of the firm's litigation and regulatory matters, particularly in cases or proceedings in which substantial or indeterminate damages or fines are sought, the firm cannot estimate losses or ranges of losses for cases or proceedings where there is only a reasonable possibility that a loss may be incurred.

Guarantees

The firm enters into various derivative contracts that meet the definition of a guarantee under FIN No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." Such derivative contracts include credit default and total return swaps, written equity put options, written currency contracts and interest rate caps, floors and swaptions. FIN No. 45 does not require disclosures about derivative contracts if such contracts may be cash settled and the firm has no basis

to conclude it is probable that the counterparties held, at inception, the underlying instruments related to the derivative contracts. The firm has concluded that these conditions have been met for certain large, internationally active commercial and investment bank end users and certain other users. Accordingly, the firm has not included such contracts in the table below.

In connection with certain asset sales and securitization transactions, the firm guarantees the collection of contractual cash flows. In addition, the firm provides other guarantees, on a limited basis, to enable clients to enhance their credit standing and complete transactions.

The following table sets forth certain information about the firm's derivative contracts that meet the definition of a guarantee and certain other guarantees as of November 2006 (in millions):

Maximum Payout/Notional Amount by Period of Expiration[2]

	2007	2008-2009	2010-2011	2012-Thereafter	Total
Derivatives [1][3]	$ 2,608	$ 1,065	$ 726	$ 257	$ 4,656
Guarantees of the collection of contractual cash flows	2	20	-	-	22

(1) The carrying value of $77 million excludes the effect of a legal right of setoff that may exist under an enforceable netting agreement.
(2) Such amounts do not represent the anticipated losses in connection with these contracts.
(3) Excludes derivative contracts with affiliates.

In the ordinary course of business, the firm indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the firm or its affiliates. The firm also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including sub-custodians and third-party brokers, improperly execute transactions. In addition, the firm is a member of payment, clearing and settlement networks as well as securities exchanges around the world that may require the firm to meet the obligations of such networks and exchanges in the event of member defaults. In connection with its prime brokerage and clearing businesses, the firm agrees to clear and settle on behalf of its clients the transactions entered into by them with other brokerage firms. The firm's obligations in respect of such transactions are secured by the assets in the client's account as well as any proceeds received from the transactions cleared and settled by the firm on behalf of the client. The firm is unable to develop an estimate of the maximum payout under these guarantees and indemnifications. However, management believes that it is unlikely the firm will have to make any material payments under these arrangements, and no liabilities related to these guarantees and indemnifications have been recognized in the consolidated statement of financial condition as of November 2006.

The firm provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The firm may also provide indemnifications protecting against changes in or adverse application of certain U.S. tax laws in connection with ordinary-course transactions such as securities issuances, borrowings or derivatives. In addition, the firm may provide indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or an adverse application of certain non-U.S. tax laws. These indemnifications generally are standard contractual terms and are entered into in the ordinary course of business. Generally, there are no stated or notional

(in thousands)

amounts included in these indemnifications, and the contingencies triggering the obligation to indemnify are not expected to occur. The firm is unable to develop an estimate of the maximum payout under these guarantees and indemnifications. However, management believes that it is unlikely that the firm will have to make any material payments under these arrangements, and no liabilities related to these arrangements have been recognized in the consolidated statement of financial condition as of November 2006.

Note 8. Employee Benefit Plans

The firm's employees participate in various Group Inc. sponsored pension plans and certain other postretirement benefit plans, primarily healthcare and life insurance. The firm also provides certain benefits to former or inactive employees prior to retirement.

Defined Benefit Pension Plans and Postretirement Plans

Group Inc. maintains a defined benefit pension plan for substantially all U.S. employees hired prior to November 1, 2003. As of November 2004, this plan has been closed to new participants and no further benefits will be accrued to existing participants. Employees of certain subsidiaries participate in various defined benefit pension plans. These plans generally provide benefits based on years of credited service and a percentage of the employee's eligible compensation. In addition, Group Inc. has unfunded postretirement benefit plans that provide medical and life insurance for eligible retirees and their dependents covered under the programs.

Defined Contribution Plans

The firm contributes to Group Inc.-sponsored U.S. and non-U.S. defined contribution plans. The firm's contribution to these plans was $92.2 million for 2006.

Note 9. Employee Incentive Plans

Stock Incentive Plan

Group Inc. sponsors a stock incentive plan, The Goldman Sachs Amended and Restated Stock Incentive Plan (the Amended SIP), which provides for grants of incentive stock options, nonqualified stock options, stock appreciation rights, dividend equivalent rights, restricted stock, restricted stock units and other share-based awards. In the second quarter of 2003, the Amended SIP was approved by Group Inc.'s shareholders, effective for grants after April 1, 2003, and no further awards were or will be made under the original plan after that date, although awards granted under the original plan prior to that date remain outstanding.

Other Compensation Arrangements

In November 2004, Group Inc. adopted new deferred compensation plans for eligible employees. In general, under the plans, participants are able to defer payment of a portion of their cash year-end compensation. During the deferral period, participants are able to nominally invest their deferrals in certain alternatives available under the plans. Generally, under current tax law, participants are not subject to income tax on amounts deferred or on any notional investment earnings until the returns are distributed, and the firm is not entitled to a corresponding tax deduction until the amounts are distributed. As of November 2006, $124 million related to these plans was included in "Other liabilities and accrued expenses" in the consolidated statement of financial condition.

(in thousands)

In November 2004, Group Inc. adopted a discount stock program through which eligible senior executives may acquire restricted stock units in 2006 and 2005 under the firm's Amended SIP at an effective 25% discount. The 25% discount is affected by an additional grant of restricted stock units equal to one-third of the number of restricted stock units purchased by qualifying participants. The purchased restricted stock units are 100% vested when granted, but the shares underlying them are not able to be sold or transferred (other than to satisfy tax obligations) before the third anniversary of the grant date. The shares underlying the restricted stock units that are granted in order to affect the 25% discount will generally vest in equal installments on the second and third anniversaries following the grant date and will not be transferable before the third anniversary of the grant date.

Restricted Stock Units and Stock Options

Group Inc. issued restricted stock units to employees of the firm under the Amended SIP, primarily in connection with year-end compensation and acquisitions. The subsequent amortization of the cost of these restricted stock units is allocated to the firm by Group Inc. Delivery of the underlying shares of common stock is conditioned on the grantees satisfying certain other requirements outlined in the award agreements.

As of November 2004, all stock options granted to employees in May 1999 in connection with Group Inc.'s initial public offering are fully vested and exercisable. Stock options granted to employees subsequent to Group Inc.'s initial public offering generally vest as outlined in the applicable stock option agreement and first become exercisable on the third anniversary of the grant date. Year-end stock options for 2006 become exercisable in January 2011 and expire on November 25, 2016. Shares received on exercise prior to January 2011 will not be transferable until January 2011. All employee stock option agreements provide that vesting is accelerated in certain circumstances, such as upon retirement, death and extended absence. In general, all stock options expire on the tenth anniversary of the grant date, although they may be subject to earlier termination or cancellation in certain circumstances in accordance with the terms of the Amended SIP and the applicable stock option agreement.

Note 10. Income Taxes

Effective November 29, 2003, GS&Co. elected to be taxed as a corporation for U.S. federal income tax purposes. The firm is also subject to taxes in foreign jurisdictions on certain of its operations. The firm is included with Group Inc. and subsidiaries in the consolidated corporate federal tax return as well as the consolidated/combined state and local tax returns. The firm computes its tax liability as if it were filing a tax return on a separate company basis and settles such liability with Group Inc. pursuant to the tax sharing agreement. To the extent the firm generates tax benefits from losses; it will be reimbursed by Group Inc. pursuant to the tax sharing agreement.

Deferred income taxes reflect the net tax effects of temporary differences between the financial reporting and tax bases of assets and liabilities. These temporary differences result in taxable or deductible amounts in future years and are measured using the tax rates and laws that will be in effect when such differences are expected to reverse. As of November 24, 2006, $37 million of deferred tax assets related to the firm's non-qualified deferred compensation plan resulting from the current settlement of the liability via intercompany accounts is included in the statement of financial condition of Group Inc.

Significant components of the firm's deferred tax assets and liabilities are set forth below (in millions):

	As of November 2006
Deferred tax assets	
Compensation and benefits	$ 1,328
Unrealized losses	622
Other, net	231
Total deferred tax assets	2,181
Deferred tax liabilities	
Depreciation and amortization	160
Total deferred tax liabilities	$ 160

Note 11. Net Capital Requirements

GS&Co. is a registered U.S. broker-dealer and futures commission merchant subject to Rule 15c3-1 of the Securities and Exchange Commission (SEC) and Rule 1.17 of the Commodity Futures Trading Commission, which specify uniform minimum net capital requirements, as defined, for their registrants. GS&Co. has elected to compute net capital in accordance with the "Alternative Net Capital Requirement," as permitted by Rule 15c3-1. As of November 2006, GS&Co. had net capital in excess of its minimum capital requirements. In addition to its alternative minimum net capital requirements, GS&Co. is also required to hold tentative net capital in excess of $1.0 billion and net capital in excess of $500 million in accordance with the market and credit risk standards of Appendix E of Rule 15c3-1. GS&Co. is also required to notify the SEC in the event that its tentative net capital is less than $5.0 billion. As of November 2006, GS&Co. had tentative net capital and net capital in excess of both the minimum and notification requirements.

Certain other subsidiaries of GS&Co. are also subject to capital adequacy requirements promulgated by authorities of the countries in which they operate. As of November 2006, these subsidiaries were in compliance with their local capital adequacy requirements.

As of November 2006, GS&Co. made a computation related to the reserve requirement for Proprietary Accounts of Introducing Brokers (PAIB) that indicated the Company's PAIB debits exceeded its PAIB credits. The amount held on deposit in the Reserve Bank at November 2006 was $748 million.

During the second fiscal quarter of 2005, Group Inc. became regulated by the SEC as a consolidated supervised entity (CSE). As such, it is subject to group-wide supervision and examination by the SEC and is subject to minimum capital requirements on a consolidated basis. As of November 2006, Group Inc. was in compliance with the CSE capital requirements.